UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Pacific Mercantile Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694552100

(CUSIP Number)

Robert E. Sjogren, Esq.

Carpenter Fund Manager GP, LLC

5 Park Plaza, Suite 950

Irvine, CA  92614-8527

(949) 261-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Community BancFund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 242,008*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 242,008*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 242,008*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.28

14	Type of Reporting Person (See Instructions) PN

* Represents 218,399 shares of common stock and 23,609 additional shares of common stock issuable upon conversion of 1,256 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 1.28% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 13,900 shares of the common stock that would be issued upon the conversion of warrants held by the Reporting Person because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 1,691 shares of common stock issuable upon the conversion of 90 shares Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Community BancFund-A, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,876,981*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,876,981*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,876,981*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 35.14%

14	Type of Reporting Person (See Instructions) PN

* Represents 6,205,101 shares of common stock and 671,880 shares of common stock issuable upon conversion of 35,744 shares of the Company’s Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 35.14% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported as outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 394,934 shares of common stock that would be issued upon the conversion of warrants held by the Reporting Person because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 48,590 shares of common stock issuable upon the conversion of shares Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Carpenter Fund Manager GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) OO

* Represents 6,423,500 shares of common stock and 695,489 shares of common stock issuable upon conversion of 37,000 shares of the Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 50,281 shares of common stock issuable upon the conversion of shares Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which the Reporting Person is the General Partner, and the Reporting Person disclaims beneficial ownership of such securities.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Edward J. Carpenter

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) IN

* Represents 6,423,500 shares of common stock and 695,489 shares of common stock issuable upon conversion of 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 50,281 shares of common stock issuable upon the conversion of 2,675 shares Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. John D. Flemming

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) IN

* Represents 6,423,500 shares of common stock and 695,489 shares of common stock issuable upon conversion of 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 50,281 shares of common stock issuable upon the conversion of 2,675 shares of Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Howard N. Gould

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) IN

* Represents 6,423,500 shares of common stock and 695,489 of common stock issuable upon conversion of 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 50,281 shares of common stock issuable upon the conversion of 2,675 shares of Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. Arthur A. Hidalgo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) IN

* Represents 6,423,500 shares of common stock and 695,489 shares of common stock issuable upon conversion of 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.  Excludes 50,281 shares of common stock issuable upon the conversion of 2,675 shares of Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

SCHEDULE 13D

CUSIP No. 694552100		13D

1	Names of Reporting Persons. James B. Jones

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,118,989*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,118,989*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,118,989*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 36.33%

14	Type of Reporting Person (See Instructions) IN

* Represents 6,423,500 shares of common stock and 695,489 shares of common stock issuable upon conversion of 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred Stock, representing in the aggregate approximately 36.33% of the outstanding shares of common stock on a pro forma basis, which percentage is based on 16,677,419 shares of common stock reported outstanding as of February 28, 2013 plus the 2,222,222 shares of common stock issued March 30, 2013.  Excludes 408,834 shares of common stock that would be issued upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days.   Excludes 50,281 shares of common stock issuable upon the conversion of 2,675 shares of Series C 8.4% Noncumulative Preferred Stock because such shares are not convertible while held by the Reporting Person. All such securities are held by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP, of which Carpenter Fund Manager GP, LLC is the General Partner.  Each of the five individual Reporting Persons is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 20, 2012 with respect to the common stock (“Common Stock”) of Pacific Mercantile Bancorp (the “Company”).  This Amendment is being filed to report the acquisition of 2,222,222 shares of Common Stock by Carpenter Community BancFund, LP and Carpenter Community BancFund-A, LP (the “Funds”), which may be deemed to be beneficially owned by the Reporting Persons.  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the original Schedule 13D. This Amendment amends and restates Items 3, 4, 5, 6 and 7 of the original Schedule 13D as set forth below. Except as set forth herein, the original Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

On March 30 2013, the Funds acquired an aggregate of 2,222,222 shares of Common Stock (the “Additional Common Shares”) pursuant to a Common Stock Purchase Agreement dated as of February 28, 2013 by and among the Funds and the Company.  The Funds paid a total of $14,999,998 to purchase the Additional Common Shares, which is equal to $6.75 per share.  The source of funds was the working capital of the Funds.

On December 31, 2012, the Company issued 2,675 shares of Series C 8.4% Noncumulative Preferred (the “Series C Preferred”) as a dividend on the 37,000 shares of Series B-1 Convertible 8.4% Noncumulative Preferred (the “Series B-1 Preferred”) held by the Funds. Each share of Series C Preferred is potentially convertible into such whole number of shares of Common Stock as determined by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Company in shares of Common Stock.  As of the date of this Amendment, each share of Series C Preferred Stock is potentially convertible into approximately 18.8 shares of Common Stock, for an aggregate of 50,281 shares of Common Stock for all shares of Series C Preferred issued to the Funds on December 31, 2012.  The shares of Series C Preferred generally do not vote with the Common Stock and are not convertible while held by the Funds but would become convertible into shares of Common Stock upon a transfer to in a Widely Dispersed Offering, as such term is defined in the Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred.

On April 20, 2012, the Funds acquired an aggregate of 4,201,278 shares of the Company’s common stock and warrants to purchase 408,834 shares of common stock pursuant to an Amended and Restated Common Stock Purchase Agreement dated as of February 28, 2012 by and among the Funds and the Company.  The Funds paid a total of $26,351,104 to acquire such common stock and warrants.  The source of funds for the purchase price was the working capital of the Funds.

Previously, on August 26, 2011, the Funds acquired an aggregate of 37,000 shares of the Company’s Series B-1 Preferred Stock pursuant to a Stock Purchase Agreement dated as of August 26, 2011 by and among SBAV LP, a Delaware limited partnership, the Funds and the Company.  The Funds paid a total of $3,700,000 to acquire the Series B-1 Preferred.  The source of funds for the purchase price was the working capital of the Funds.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Company’s securities for investment purposes.  The Reporting Persons will continue to review their investment in the Company.  The Reporting Persons intend to engage in discussions relating to opportunities for enhancing shareholder value and other matters relating to the business and affairs of the Company, including with members of the Company’s management and board of directors and potentially, other shareholders and third parties.  These discussions may include engaging with the Company on a review of its management, assets and strategies and corporate transactions.  In addition, depending upon the results of such reviews and discussions and other factors that the Reporting Persons deem relevant to an investment in the Company, the Reporting Persons may take or propose to take, alone or in conjunction with others including the Company, other actions intended to increase or decrease the Reporting Persons’ investment in the Issuer or the value of their investment in the Company, which could include one or more of the transactions or actions referred to in paragraphs (a) through (j) of Item 4 of SEC Schedule 13D.  However, the Reporting Persons may choose not to engage in or to cease discussions at any time.

Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial and regulatory conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities now held or hereafter acquired.

Pursuant to an Amended and Restated Investor Rights Agreement dated February 28, 2012, the Funds have designated three representatives to serve on the Boards of Directors of each of the Company and its wholly owned subsidiary, Pacific Mercantile Bank.

Item 5.  Interest in Securities of the Company

(a)  The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 16,677,419 outstanding shares of Common Stock as of February 28, 2013, plus the 2,222,222 Additional Common Shares purchased on March 30, 2013, (ii) assumes the conversion into Common Stock of the Series B-1 Preferred held, (iii) excludes 408,834 shares of Common Stock that could be acquired upon the conversion of warrants because the warrants are not exercisable and are not expected to become exercisable during the next 60 days and (iv) excludes 50,281 shares of Common Stock issuable upon conversion of the Series C Preferred because such shares are not convertible while held by the Funds.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class (%)
Carpenter Community BancFund, LP (1)	242,008	1.28
Carpenter Community BancFund-A, LP (2)	6,876,981	35.14
Carpenter Fund Manager GP, LLC (3)	7,118,989	36.33
Edward J. Carpenter (4)	7,118,989	36.33
John D. Flemming (4)	7,118,989	36.33
Howard N. Gould (4)	7,118,989	36.33
Arthur A. Hidalgo (4)	7,118,989	36.33
James B. Jones (4)	7,118,989	36.33

(1) Includes 218,399 shares of Common Stock currently held and an additional 23,609 shares of Common Stock issuable upon conversion of 1,256 shares of Series B-1 Preferred held by the Reporting Person, which vote with the outstanding shares on an as-converted basis.

(2) Includes 6,205,101 shares of Common Stock currently held and an additional 671,880 shares of Common Stock issuable upon conversion of 35,744 shares of Series B-1 Preferred held by the Reporting Person, which vote with the outstanding shares on an as-converted basis.

(3) Includes 6,423,500 shares of Common Stock and an additional 695,489 shares of Common Stock issuable upon conversion 37,000  shares of Series B-1 Preferred held by the Funds.  The Reporting Person disclaims beneficial ownership of such securities.

(4) Includes 6,423,500 shares of Common Stock currently owned and 695,489 shares of Common Stock issuable upon conversion issuable upon conversion of 37,000 shares of Series B-1 Preferred held by the Funds, of which Carpenter Fund Manager GP, LLC is the General Partner.  The Reporting Person is a Managing Member of Carpenter Fund Manager GP, LLC and disclaims beneficial ownership of all such securities.

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c)  Except for the transactions described in Item 3 above, no other transactions involving shares of Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Amendment.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Funds acquired the Additional Common Shares pursuant to a Common Stock Purchase Agreement dated as of February 28, 2013 by and among the Funds and the Company, which is referenced as Exhibit 9 hereto.  Concurrently with the acquisition of the Additional Common Shares, the Funds and the Company entered into an amendment to the Amended Registration Rights Agreement dated as of February 28, 2012, in which the Company agreed to register, at the Company’s expense, the Additional Common Shares under the Securities Act of 1933, as amended (the “Securities Act”), which is referenced as Exhibit 7 hereto.

The Funds previously acquired 4,201,278 shares of Common Stock and warrants representing the potential right to acquire an aggregate of 408,834 shares of Common Stock pursuant to an Amended and Restated Common Stock Purchase Agreement dated as of February 28, 2012, which is referenced as Exhibit 4 hereto.  The form of Common Stock Purchase Warrant potentially entitling the Funds to purchase additional shares of Common Stock, subject to certain conditions, is referenced as Exhibit 5 hereto.  The Common Stock Purchase Warrants, if and when they become exercisable, entitle the holders to purchase up to an aggregate of 408,834 shares of common stock from the Company at an exercise price of $6.26 per share.  The warrants would only become exercisable if the Company completes an acquisition of an insured depository institution or its parent having assets of $250 million or more by merger, purchase of outstanding shares or the purchase and assumption of all or substantially all of its assets and liabilities.  The warrants terminate four years after the date of issuance.  In the Amended Registration Rights Agreement dated as of February 28, 2012, the Company has agreed to register such shares of Common Stock and any shares acquired upon the exercise of such the warrants.

The Funds acquired the Series B-1 Preferred pursuant to a Stock Purchase Agreement on August, 26, 2011, which is referenced as Exhibit 1 hereto.  Each share of Series B-1 Preferred is convertible into such whole number of shares of Common Stock as determined by dividing (i) $100 by (ii) $5.32, subject to adjustment for stock splits and combinations and dividends and distributions made by the Company in shares of Common Stock.  Holders of Series B-1 Preferred are entitled to vote with holders of the Common Stock on an as-converted basis.  The rights and privileges of the Series B-1 Preferred are contained in a Certificate of Determination, which is referenced as Exhibit 2 hereto.  A Registration Rights Agreement dated August 26, 2011, by and among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and the Company, pursuant to which the Company agreed to register the Common Stock issued upon conversion of the Series B Preferred, is referenced as Exhibit 6 to this Schedule.

The rights and privileges of the shares Series C 8.4% Noncumulative Preferred Stock are contained in a Certificate of Determination, which is referenced as Exhibit 3 hereto.

The foregoing summaries are not intended to be complete and are qualified in their entirety by reference to the full text of the documents referenced as Exhibits 1 through 9 to this Schedule 13D.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

Reference is made to the Exhibit Index to this Amendment, the contents of which are incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:                  April 9, 2013

CARPENTER COMMUNITY BANCFUND, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER COMMUNITY BANCFUND-A, LP

By: Carpenter Fund Manager GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

CARPENTER FUND MANAGER GP, LLC

By:	/s/ John D. Flemming*
Name: John D. Flemming
Title: Managing Member

/s/ Edward J. Carpenter*
Edward J. Carpenter

/s/ John D. Flemming*
John D. Flemming

/s/ Howard N. Gould*
Howard N. Gould

/s/ Arthur A. Hidalgo*
Arthur A. Hidalgo

/s/ James B. Jones*
James B. Jones

* By Robert E. Sjogren, attorney-in-fact

Exhibit Index

Exhibit	Document

1

Stock Purchase Agreement, dated August 26, 2011 among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and Pacific Mercantile Bancorp (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on August 30, 2011)

2

Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series B-1 Preferred Stock and Series B-2 Preferred Stock (incorporated by reference Exhibit 3.1 to the Form 8-K filed by the Company on August 22, 2011)

3

Certificate of Determination of Rights, Preferences, Privileges and Restrictions of Series C Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form 8-K filed by the Company on August 22, 2011).

4

Amended and Restated Common Stock Purchase Agreement pursuant among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and Pacific Mercantile Bancorp (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012)

5	Form of Warrant (incorporated by reference Exhibit B to the Amended and Restated Common Stock Purchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K filed on March 2, 2012)

6

Registration Rights Agreement dated August 26, 2011, by and among SBAV, Carpenter Community BancFund, L.P. and Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.4 to the Company’s Form 8-K filed on August 30, 2011)

7

Registration Rights Agreement dated February 28, 2012, by and among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.3 to the Company’s Form 8-K filed on March 3, 2012)

8

Amended and Restated Investor Rights Agreement dated February 28, 2012 , by and among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.2 to the Company’s Form 8-K filed on March 2, 2012)

9

Common Stock Purchase Agreement dated February 22, 2013, by and among Carpenter Community BancFund, L.P., Carpenter Community BancFund —A, L.P. and the Company (incorporated by reference Exhibit 10.1 to the Company’s Form 8-K filed on March 5, 2013)

10

Joint Filing Agreement, dated April 20, 2012, among Carpenter Community BancFund, LP, Carpenter Community BancFund-A, LP, Carpenter Fund Manager GP, Edward J. Carpenter, John D. Flemming, Howard Gould, Arthur A. Hidalgo and James B. Jones (filed as Exhibit 8 to the reporting persons’ Schedule 13D filed on April 30, 2012)

11	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Edward J. Carpenter ( (filed as Exhibit 9 to the reporting persons’ Schedule 13D filed on April 30, 2012)

12	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for John D. Flemming (filed as Exhibit 10 to the reporting persons’ Schedule 13D filed on April 30, 2012)

13	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Howard N. Gould (filed as Exhibit 11 to the reporting persons’ Schedule 13D filed on April 30, 2012)

14	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for Arthur A. Hidalgo (filed as Exhibit 12 to the reporting persons’ Schedule 13D filed on April 30, 2012)

15	Power of Attorney dated April 20, 2012 appointing Robert E. Sjogren as attorney-in-fact for James B. Jones (filed as Exhibit 13 to the reporting persons’ Schedule 13D filed on April 30, 2012)